601 Lexington Avenue New York, New York 10022
Michael Kim, Esq. To Call Writer Directly: (212) 446-4746 michael.kim@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 11, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS BEEN OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via Hand Delivery
Mark P. Shuman Branch Chief - Legal Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re: GrubHub Inc. (f/k/a GrubHub Seamless Inc.)

Registration Statement on Form S-1 (File No. 333-194219)

Dear Mr. Shuman:

On behalf of GrubHub Inc. (f/k/a GrubHub Seamless Inc.), a Delaware corporation (the “Company”), we hereby submit the proposed offering terms of its initial public offering (the “IPO”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. The Company intends to include these pricing terms in a subsequent amendment to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price per share offered as of March 10, 2014, based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly.

The Company proposes to price the IPO with a bona fide price range of $[***] to $[***] per share (assuming an expected 2-for-1 reverse stock split).

Chicago Hong Kong London Los Angeles Munich Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

March 11, 2014

The Company seeks confirmation from the staff of the Division of Corporation Finance that it may launch its IPO with the price range specified herein and include such price range in a subsequent amendment to the Registration Statement, to be filed with the Commission on or about [***], 2014.

Because of the commercially sensitive nature of information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

If you have any questions related to this letter, please contact me at (212) 446-4746.

Sincerely,

/s/ Michael Kim
Michael Kim, Esq.

cc:	Mr. Adam DeWitt
Ms. Margo Drucker, Esq.